FRANKFURT: AORLB8; OTCBB: AMGOF

AMG OIL, THROUGH ITS WHOLLY-OWNED SUBSIDIARY ADIRA ENERGY,
AWARDED ADDITIONAL PETROLEUM LICENSE OFFSHORE ISRAEL

Vancouver, British Columbia, November 2, 2009 /CNW, AMG OIL LTD. (OTCBB: AMGO; FRANKFURT: AORLB8) (the “Company”) is pleased to announce that the Israeli Petroleum Commissioner’s office has notified the Company that, during the most recent sitting of the Israeli Petroleum Board, the Company, through its wholly-owned subsidiary Adira Energy Corp., was awarded a second petroleum license in offshore Israel (the “Yitzhak License”).

About the Yitzhak License
The Yitzhak License area is centered approximately 17 km off the Israeli coast and stretches from Netanya in the South to Hadera in the North (about 11 km). The Yitzhak License covers a total license area of 127,700 Dunam (approximately – 127.7 square kilometers or 31,555 acres). The Yitzhak License is directly to the North of, and contiguous to the company’s Gabriella License.

The license area is in shallow water with a depth of approximately 150 meters, which the Company believes will make drilling more cost efficient. The Yitzhak License has been granted for an initial period of three years commencing October 15, 2009.

Stephen Pierce, AMG’s Senior Vice President of Geology, said: “During early 1970 an oil well located in the area covered by the Yitzhak License called “Delta -1” was drilled. The total depth of Delta-1 was 4423m, and ended in the Upper Jurassic. However, this depth is above the oil encountered in the Jurassic Bathonian age limestones in the Yam Yafo-1 (4894m – 4955m) and Yam-2 wells (5315m). It remains unclear as to why drilling stopped at this depth. However, the Delta-1 well was drilled in 1970 before the later discoveries of Yam Yafo-1 and Yam-2. Subsequent to Delta-1 being drilled, seismic mapping demonstrated a structural high extending from Delta-1 to the oil discoveries at Yam Yafo -1 to Yam-2. We believe that we have a good prospect that is an attractive target for hydrocarbon exploration.”

The Company’s successful application for the Yitzhak License expands AMG’s portfolio of petroleum licenses from its current two licenses (“Eitan” and Gabriella”) to include a prospective offshore area within a region that is known to host significant evidence of hydrocarbons.

AMG’s Chief Executive Officer, Ilan Diamond stated: “We are very pleased to have been successfully granted the Yitzhak License, the second block in the region. Both the Company’s offshore licenses, “Gabriella” and “Yitzchak” are within the broader region of the Nobel/Delek Tamar gas discoveries, which are 60 km west of Hadera (Dalit) and 90 km west of Haifa (Tamar). Evaluation work on our “Gabriella” license has recently commenced and we are excited to continue work on this license. In addition, we continue to plan for the start of our exploration and drilling program on our “Eitan” license in the Hula Valley, northern region of Israel. We have completed the purchase of the drill rig and associated equipment, and are in the process of moving the rig to site. We have contracted the services of a full time drilling team who have significant experience operating rigs of similar nature and who have worked in the area previously.”

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in areas located on-shore in the Hula Valley, Northern Israel, 10km offshore between Netanya and Ashdod, and 17km offshore between Hadera and Netanya. The Company currently holds three petroleum exploration licenses, the Eitan, Gabriella and Yitzhak Licenses, covering an aggregate total of approximately 160,550 acres. Brownstone Ventures Inc a Canadian-based, TSX Venture Exchange listed, energy investment company, has the right, subject to certain conditions, to earn a 15% participating interest in the Company’s’ offshore blocks.

For more information contact:
Alan Friedman
EVP, Corp. Development
info@adiraenergy.com
+1 416 250 1955

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.